EXHIBIT 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands of Dollars, Except for Ratios)

	Successor	Predecessor
	Fiscal 2005	Fiscal 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002	Fiscal 2001

Income (loss) from continuing operations before income tax provision (benefit) and cumulative effect of accounting change	$(4,927)	$(6,344)	$2,737	$2,900	$734	$(4,979)

Add Fixed Charges:
Interest expense	18,464	5,822	16,209	13,482	12,679	12,763
Interest expense on operating leases	866	473	485	391	450	394
Amortization of financing costs	1,029	716	770	746	528	571
Total income as defined	$15,432	$667	$20,201	$17,519	$14,391	$8,749

Fixed Charges:
Interest expense	$18,464	$5,822	$16,209	$13,482	$12,679	$12,763
Interest expense on operating leases	$866	$473	$485	$391	$450	$394
Capitalized interest	—	—	230	—	—	—
Amortization of financing costs	1,029	716	770	746	528	571
Total fixed charges	$20,359	$7,011	$17,694	$14,619	$13,657	$13,728
Ratio of earnings to fixed charges	0.76	0.10	1.14	1.20	1.05	0.64

Additional income required to meet a 1.0 ratio:	$4,927	$6,344	n/a	n/a	n/a	$4,979